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07007477

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 45215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/23/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Magna Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2220
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter D. Willner, CPA.
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail	Saddle River	NJ	07458
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Winans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magna Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Sworn to be on this date 4-18-07

Notary Public

Stefanie L. Blandon
Notary Public, State of New York
No. 01BL6149447
Qualified in New York County
Commission Expires 7-10-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGNA SECURITIES CORP.

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15c 3-3

DECEMBER 31, 2006

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts.....$	222,449
Total Credits.....$	222,449
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c-3-3.....$	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.....	0
Failed to deliver of customers'securities not older than 30 calendar days.	0
Margin required and on deposit with the Option Clearing Corporation For all option contracts written or purchased in customer accounts.....	0
Other.....	0
Total Debits.....$	0
RESERVE COMPUTATION:	
Excess of Total Credits over Total Debits.....$	222,449
New amount in Reserve Bank Account(s) after adding deposit or Subtracting withdrawal including value of qualified securities.....$	298,833
FREQUENCY OF COMPUTATION.....	Weekly

A reconciliation with the corporation's computation for reserve requirements as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of reserve requirements and the computation contained herein.



Peter D. Willner, C.P.A.

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

		Value
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	0 [4586]
	A. **Number of items**	0 [4587]
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	0 [4588]
	A. **Number of items**	0 [4589]
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes (selected) [4584] No [4585]

END